UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              SCHEDULE13G/A


              Under the Securities Exchange Act of 1934

			(Amendment No__12__)*


                         VIRCO MFG. CORPORATION
---------------------------------------------------------------------

                           (Name of Issuer)

                                Common
---------------------------------------------------------------------

                    (Title of Class of Securities)

                               927651109
                          -----------------
                            (CUSIP Number)


                           December 31, 2018
---------------------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)

CUSIP No. 927651109
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
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     Number of Shares     5. Sole Voting Power          1,521,408
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power        1,521,408
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power     1,521,408
                       ----------------------------------------------
                          8.Shared Dispositive Power    1,719,336 (1)

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

	  1,719,336  (1)
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        11.06%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN


(1) Includes 197,928 shares of Common Stock, over which Wedbush Securities has dispositive power. The reporting persons disclaim beneficial ownership over such shares.

CUSIP No. 927651109
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Securities, Inc.
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        California
---------------------------------------------------------------------
     Number of Shares    5. Sole Voting Power                      0
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power                    0
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power                 0
                       ----------------------------------------------
                         8.Shared Dispositive Power     1,719,336 (1)

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         0
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        0.0%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        BD


(1) Includes 197,928 shares of Common Stock, over which Wedbush Securities has dispositive power. The reporting persons disclaim beneficial ownership over such shares.

Cusip No. 927651109           13GA VIRCO MFG. CORPORATION

---------------------------------------------------------------------

Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of VIRCO MFG. CORPORATION ("Issuer").

(b)   Issuer's address: 2027 Harpers Way,
      Torrance, CA 90501


Item 2. Filers


(a) This statement is filed by Edward W. Wedbush ("EWW") and Wedbush Securities ("WS").


(b)   Business address of the above filers are as follows:
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014
      WS - P.O. Box 30014, Los Angeles, CA 90030-0014

(c)   EWW is a citizen of the United States of America.
      WS is a California corporation.

(d)   Common stock

(e)   927651109


Item 3. Classification of Filers

(a) - (j)   Not applicable

(g)         WS is a broker/dealer

(b)- (j)    Not applicable

(b) - (j)   Not applicable

Item 4. Ownership

(a)   EWW has sole ownership of 1,521,408 shares of the Issuer;
      WS has sole ownership of 0 shares.

(b)   Of the shares outstanding, EWW owns approximately 9.79%;
      WS owns approximately 0.0%.

(c)   Number of shares as to which the filer has:

      (i) Sole power to vote: EWW has sole power to vote on 1,521,408 sole shares; WS has 0 sole shares.

      (ii)  Shared power to vote: EWW has 1,521,408 shares;
            WS has 0 shares.

      (iii) Sole power to dispose: EWW has sole power to dispose on 1,521,408 shares; WS has 0 shares to dispose.

      (iv)  Shared power to dispose;  EWW has  1,719,336 shares;
            WS has  197,928 shares.


Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.


Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.


Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                               Category    No.ofShares     Percentage

Edward W. Wedbush                   IN         1,521,408       9.79%
Wedbush Securities, Inc.   	    BD         0               0.00%




Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Edward W. Wedbush


02/14/2019
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title




        Wedbush  Securities, Inc.


02/14/2019
---------------------------
Date

GARY L. WEDBUSH
------------------
Gary L. Wedbush
---------------------------
Signature


Gary L. Wedbush/ Co-President
---------------------------
Name/Title



        Wedbush  Securities, Inc.


02/14/2019
---------------------------
Date

RICHARD M. JABLONSKI
------------------
Richard M. Jablonski
---------------------------
Signature


Richard M. Jablonski/ Co-President
---------------------------
Name/Title